Exhibit 99.1

Brussels / 07 May 2019 / 7.00am CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Except where otherwise stated, the comments below are based on organic growth figures and refer to 1Q19 versus the same period of last year. For important disclaimers and more information on 2018 Restated and the Reference Base, please refer to page 13.

Anheuser-Busch InBev reports First Quarter 2019 Results

HIGHLIGHTS

●	Momentum continued from 4Q18 into 1Q19 with healthy volume growth of 1.3%, revenue growth of 5.9% and EBITDA growth of 8.2% with margin expansion of 86 bps
●

Ongoing success of our premiumization strategy supporting top and bottom line growth with global brand revenue growth of 8.5% (14.0% outside of the brands’ home markets) and High End Company revenue growth of almost 20%

●	Double digit volume growth in Brazil in both our beer and non-beer businesses, outperforming the industry in both categories
●	Continued market share trend improvement in the US, with the best quarterly market share trend performance since 4Q12 led by our premiumization and innovation initiatives
●	We continue to make good progress toward our ambitious 2025 sustainability goals, reducing carbon emissions across our value chain by 4.5% over the last year

KEY FIGURES

●	Revenue: Revenue grew by 5.9% in the quarter, with revenue per hl growth of 4.6%, driven by healthy volume growth, global premiumization and revenue management initiatives

●	Volume: Total volumes grew by 1.3%, with own beer volumes up 1.0% and non-beer volumes up 4.9%

●	Global Brands: Combined revenues of our three global brands, Budweiser, Stella Artois and Corona, grew by 8.5% globally, and by 14.0% outside of their respective home markets

●	Cost of Sales (CoS): CoS increased by 6.0% in 1Q19 and by 4.6% on a per hl basis

●	EBITDA: EBITDA increased by 8.2% in the quarter, with EBITDA margin expansion of 86 bps to 39.6%, as a result of top-line growth and enhanced by premiumization and ongoing cost discipline

●

Net finance results: Net finance costs (excluding non-recurring net finance results) were 363 million USD in 1Q19 compared to 1 577 million USD in 1Q18. The improvement was predominantly due to a mark-to-market gain of 951 million USD in 1Q19 linked to the hedging of our share-based payment programs, compared to a loss of 242 million USD in 1Q18, resulting in a swing of 1 193 million USD

●

Income taxes: Normalized effective tax rate (ETR) decreased to 20.1% in 1Q19 from 28.0% in 1Q18. Excluding the impact of gains relating to the hedging of our share-based payment programs, our normalized ETR was 27.7% in 1Q19 as compared to 25.4% in 1Q18

●

Profit: Normalized profit attributable to equity holders of AB InBev was 2 516 million USD in 1Q19 versus 1 443 million USD in 1Q18. Underlying profit (normalized profit attributable to equity holders of AB InBev excluding mark-to-market gains linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 1 572 million USD in 1Q19 as compared to 1 685 million USD in 1Q18

●

Earnings per share (EPS): Normalized EPS in 1Q19 was 1.27 USD, an increase from 0.73 USD in 1Q18, positively impacted by mark-to-market gains linked to the hedging of our share-based payment programs. Underlying EPS (normalized EPS excluding mark-to-market gains linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 0.79 USD in 1Q19, a decrease from 0.85 USD in 1Q18, as our strong performance was more than offset by the negative impact of unfavorable currency translation effects

●

Combination with SAB: The business integration resulted in synergies and cost savings of 100 million USD in 1Q19. We have now delivered 3 038 million USD of the expected 3.2 billion USD synergies and cost savings on a constant currency basis as of August 2016

ab-inbev.com

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Figure 1. Consolidated performance (million USD)
	1Q18 Restated	1Q18 Reference Base	1Q19	Organic growth
Total Volumes (thousand hls)	134 831	134 831	133 462	1.3%
AB InBev own beer	118 351	118 351	117 016	1.0%
Non-beer volumes	15 342	15 342	15 551	4.9%
Third party products	1 138	1 138	895	-20.7%
Revenue	13 095	13 090	12 589	5.9%
Gross profit	8 094	8 086	7 714	5.8%
Gross margin	61.8%	61.8%	61.3%	-5 bps
Normalized EBITDA	5 126	5 120	4 989	8.2%
Normalized EBITDA margin	39.1%	39.1%	39.6%	86 bps
Normalized EBIT	3 960	3 955	3 838	8.9%
Normalized EBIT margin	30.2%	30.2%	30.5%	57 bps

Profit attributable to equity holders of AB InBev	1 019		3 571
Normalized profit attributable to equity holders of AB InBev	1 443		2 516
Underlying profit attributable to equity holders of AB InBev	1 685		1 572

Earnings per share (USD)	0.52		1.80
Normalized earnings per share (USD)	0.73		1.27
Underlying earnings per share (USD)	0.85		0.79

Figure 2. Volumes (thousand hls)
	1Q18	Scope	Organic	1Q19	Organic growth
	Reference Base		growth		Total Volume	Own beer volume
North America	24 814	-	-292	24 522	-1.2%	-1.2%
Middle America	30 738	-54	-171	30 513	-0.6%	-1.2%
Europe Middle East & Africa	20 549	-2 812	419	18 156	2.4%	2.4%
South America	34 088	167	2 013	36 268	5.9%	5.6%
Asia Pacific	24 296	-	-310	23 986	-1.3%	-0.3%
Global Export and Holding Companies	346	-346	16	16	-	-
AB InBev Worldwide	134 831	-3 045	1 676	133 462	1.3%	1.0%

MANAGEMENT COMMENTS

2019 is off to a strong start as we accelerated our momentum from 4Q18 into a solid 1Q19 performance. Revenue grew by 5.9% driven by volume growth of 1.3% (own beer +1.0%, non-beer +4.9%) and revenue per hl growth of 4.6%, in line with our guidance for more balanced top-line growth.

The top-line result was driven by healthy performances in several of our key markets, including Brazil, China, the US, Europe, Colombia and Nigeria. We saw especially strong volume growth from markets such as Brazil, Nigeria, Europe, Peru and Colombia. This was partially offset by softer volume results in markets such as South Africa and Argentina, where the consumer remains under pressure due to challenging macroeconomic conditions. Furthermore, our results were held back by the later timing of the Easter holiday in markets for which this is an important consumption occasion, including the US, Mexico, Colombia, South Africa and Australia. We expect this impact to normalize on a half year basis.

Brazil led the way in volume growth this quarter, with both its beer and non-beer businesses growing by double digits, outperforming the industry. We grew volume across all segments of our portfolio, and we have already seen meaningful contributions from recent innovations and line extensions including Skol Puro Malte and our affordable beers brewed with local ingredients: Nossa and Magnífica. We also continued to gain share in the growing premium segment, reinforcing our belief that growth in this segment will be achieved through a superior portfolio of brands, not just in Brazil but globally.

We continue to improve our performance in the US as the result of an evolved commercial strategy focused on premiumization and innovation. Leveraging the momentum built throughout last year, top-line growth in 1Q19 was supported by our best market share trend performance in the past 25 quarters with an estimated market share decline of only 10 bps.

ab-inbev.com

Brussels / 07 May 2019 / 7.00am CET

Globally, top-line and bottom line performance continues to benefit from positive brand mix driven by the growth of our unparalleled portfolio of premium brands. Our global brands grew revenues by 8.5% and by 14.0% outside of their home markets, while our High End Company grew revenues by 19.9%.

EBITDA grew by 8.2% in 1Q19 with margin expansion of 86 bps to 39.6%. This was driven by operating leverage from the solid top-line result as well as favorable brand mix, ongoing cost discipline and continued synergies from the SAB combination, partially offset by significant commodity and transactional currency headwinds.

We continue to make good progress toward our ambitious 2025 sustainability goals launched in March 2018, reducing carbon emission across our value chain by 4.5% over the last year. We successfully tested electric vehicles to be added to our fleets in Mexico and Colombia and ordered up to 800 Nikola trucks in the US. This brings us closer to our global goal of reducing carbon emissions by 25% across our entire value chain by 2025, which is aligned to the UN Sustainable Development Goal for Climate Action.

In addition, we are actively exploring a potential minority stake listing of our Asia Pacific (APAC) business on the Hong Kong Stock Exchange. Proceeding with a listing will depend on a number of factors, including, but not limited to, valuation and prevailing market conditions.

The merits of this initiative are based upon the creation of an APAC champion in the consumer goods space. Furthermore, our superior portfolio of brands and leadership position in the beer industry provide an attractive platform for potential M&A in the region.

We appreciate that a minority stake listing would accelerate our deleveraging path. Nonetheless, our commitment to reach a net debt to EBITDA ratio below 4x by the end of 2020 is not dependent on the completion of such a transaction.

We continue to believe that our strong commercial plans, best-in-class portfolio of brands, diverse geographic footprint, unparalleled operating efficiency and strong pipeline of committed and talented people position us to continue delivering strong results in 2019 and beyond. We remain committed to leveraging this momentum to lead the global beer category while positioning ourselves to deliver sustainable, long-term growth.

ab-inbev.com

Brussels / 07 May 2019 / 7.00am CET

2019 OUTLOOK

(i)

Overall Performance: In FY19, we expect to deliver strong revenue and EBITDA growth, driven by the solid performance of our brand portfolio and strong commercial plans. Our growth model is even more focused on category expansion, targeting a more balanced top-line growth between volume and revenue per hl. We expect to deliver revenue per hl growth ahead of inflation based on premiumization and revenue management initiatives, while keeping costs (sum of CoS plus SG&A) below inflation.

(ii)	Cost of Sales: We expect CoS per hl to increase by mid-single digits, with currency and commodity headwinds to be offset by cost management initiatives.

(iii)

Synergies: We maintain our 3.2 billion USD synergy and cost savings expectation on a constant currency basis as of August 2016. From this total, 547 million USD was reported by former SAB as of 31 March 2016, and 2 491 million USD was captured between 1 April 2016 and 31 March 2019. The balance of roughly 150 million USD is expected to be captured by the end of 2019.

(iv)

Net Finance Costs: We expect the average gross debt coupon in FY19 to be between 3.75-4.00%. Net pension interest expenses and accretion expenses including IFRS 16 adjustments (lease reporting) are expected to be approximately 160 million USD per quarter. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

(v)	Effective Tax Rate (ETR): We expect the normalized ETR in FY19 to be in the range of 25% to 27%, excluding any gains and losses relating to the hedging of our share-based payment programs.

(vi)	Net Capital Expenditure: We expect net capital expenditure of between 4.0 and 4.5 billion USD in FY19.

(vii)

Debt: Approximately 44% of our gross debt is denominated in currencies other than the US dollar, principally the Euro. Our optimal capital structure remains a net debt to EBITDA ratio of around 2x. We expect our net debt to EBITDA ratio to be below 4x by the end of 2020.

(viii)	Dividends: We expect dividends to be a growing flow over time, although growth in the short term is expected to be modest given our deleveraging commitments.

ab-inbev.com

Brussels / 07 May 2019 / 7.00am CET

BUSINESS REVIEW

United States

In the US, the continued implementation of our commercial strategy led to top-line growth of 1.6% in 1Q19. Revenue per hl grew by 2.6%, driven by the premiumization of our portfolio and our revenue management initiatives. We estimate that industry sales-to-retailers (STRs) declined by 1.6% in 1Q19, while our own STRs were down by 1.9% and our sales-to-wholesalers (STWs) were down 0.9%.

Our market share trend performance continues to improve, as we invest behind the sustained momentum of our above core portfolio and the stabilization of our core and value brands. Nine of our brands were among the top fifteen market share gainers in the country in 1Q19 according to IRI, contributing to an estimated decline in total market share of 10 bps, our best quarterly market share trend performance since 4Q12.

Our above core portfolio outperformed the industry once again, gaining 90 bps of market share as per our estimates, led by Michelob Ultra, our regional craft portfolio, Bon & Viv Spiked Seltzer and our innovations in the segment. Michelob Ultra continues to shine, leading the industry again as the top share gainer in the US. Our regional craft portfolio grew double digits in 1Q19, further enhancing our premiumization efforts. Our above core innovations maintained their strong performance and gained share, led by Michelob Ultra Pure Gold Organic, Bud Light Orange and the Budweiser Reserve series.

The mainstream segment remains under pressure as consumers trade up to higher price tiers, with our core, core light and value brands delivering an estimated 100 bps of market share loss in 1Q19. Within the mainstream segment, our portfolio had a slight share gain, which compares to a 35 bps share of segment loss in FY18, driven by the improved performance of our value brands led by the Natural family, while Budweiser and Bud Light share trends remain unchanged. Following the most recent Super Bowl’s campaign launch highlighting Bud Light’s commitment to quality and transparency, we are seeing initial positive signs in the key brand health metrics which are near three-year highs as of 1Q19.

EBITDA grew by 2.5% in 1Q19 with margin expansion of 34 bps to 39.6%, driven by our premiumization strategy and the ongoing optimization of our cost base.

Mexico

Revenue grew by low single digits with revenue per hl growth of mid-single digits driven by revenue management initiatives coupled with favorable brand mix. The top-line result was negatively impacted by a volume decline of just under 4% in the first quarter of the year despite us outperforming the industry in 1Q19 according to our estimates. This decline is fully explained by the later timing of the Easter holiday, and we expect the impact to normalize on a half year basis.

We have seen strong growth in our key focus segments driven by our commercial activations. This was led by strength from our core portfolio of brands, which have been firmly establishing themselves in the classic lager space in line with the category expansion framework. This positioning is enhanced by new campaigns highlighting the quality and tradition of the brands. Additionally, our premium portfolio continues to contribute meaningfully to our results, led by Michelob Ultra with growth of more than 30% and Stella Artois with growth of more than 80%.

The first quarter of 2019 held some important milestones for our business in Mexico. In March, we signed a contract with OXXO, the largest retailer in Mexico, to begin selling our portfolio of beers in their 17 000+ stores in order to reach more consumers in more occasions. As of 1 April 2019, the agreement initiated by

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covering the central western region including the metropolitan area of Guadalajara and it will expand by mid-year to other central regions including Mexico City, in total reaching more than 4 000 stores by the end of HY19. This agreement will progressively cover all of Mexico by the end of 2022. We also inaugurated our Centro brewery in the beginning of March, which enhances our local production to support growth while enabling us to optimize our distribution footprint.

EBITDA grew by double digits in 1Q19 with margin expansion of 460 bps to 47.8%. This result was primarily driven by favorable brand mix, a reduction in distribution expenses as a result of footprint optimization and ongoing cost discipline.

Colombia

In Colombia, we grew revenue by high single digits this quarter, supported by high single digit revenue per hl growth resulting from positive brand mix from the continued strong performance of our global brand portfolio. Total volumes grew by low single digits despite the negative impact from the later timing of the Easter holiday, with growth in both beer and non-beer volumes.

Our global brand portfolio grew by more than 60%, led by an especially strong performance of Budweiser. Our local brand portfolio also performed well, driven by successful commercial initiatives behind our Aguila, Poker and Club Colombia brands.

We grew EBITDA by double digits in 1Q19 with margin expansion of close to 300 bps, driven by revenue growth and continued synergy capture.

Brazil

Our business in Brazil got off to a very strong start this year, with total revenue growth in the quarter of 16.7%. This was driven by revenue per hl growth of 3.9% and volume growth of 12.4%, with both our beer and non-beer businesses delivering robust results (beer volume +11.3%, non-beer volume +16.3%) versus industry volumes up low single digits for both categories as per our estimates.

The strong growth was broad-based as we grew volume across all segments of our portfolio, and was supported by the later timing of Carnival versus the prior year, which resulted in a favorable comparable. We continue to gain share in the growing premium segment, led by our global brand portfolio with growth rates of more than 50% and our local premium brands, which were up by double digits. Our core plus brands also performed very well, led by triple digit growth of Bohemia. Our core portfolio returned to growth this quarter and was enhanced by the launch of Skol Puro Malte, an innovation that offers consumers a pure malt choice in the core segment that is showing early success. Additionally, we continued to scale up our two affordable brands brewed with ingredients grown by local farmers, Nossa and Magnífica, with very positive results to date. We continue to explore additional opportunities to scale up this initiative throughout relevant states to increase our presence in the value segment with comparable margins to our core brands.

EBITDA grew by 8.5% with margin compression of 310 bps to 40.7%. The top-line growth was partially offset by higher cost of sales which put pressure on our margins, driven mainly by higher aluminum and barley prices as well as a negative impact from the devaluation of transactional currency. This result was in line with our expectation of cost of sales per hl growth of mid-teens in Brazil in 2019, which should be weighted toward the first three quarters of the year. Additionally, we faced an increase in our SG&A as a result of the timing of variable compensation accruals, partially offset by ongoing cost discipline.

South Africa

ab-inbev.com

Brussels / 07 May 2019 / 7.00am CET

1Q19 was challenging in South Africa, as expected. Revenue declined by mid-single digits, predominantly due to lower volumes driven by the later timing of the Easter holiday and coupled with lower consumer demand. This was due to an ongoing challenging macroeconomic environment and continued segment mix shift toward the premium segment, where we still have lower market share than our average. Revenue per hl was flattish in 1Q19 as a result of the timing of revenue management initiatives.

Our high end portfolio continues to grow by double digits and we have gained more than 6 percentage points of market share in the growing premium segment versus 1Q18. This was led by the strong performances of Corona and Budweiser. In the core segment, which is more elastic and therefore more exposed to macroeconomic challenges, our volumes remained under pressure.

EBITDA was down by mid-teens with margin compression of approximately 600 bps driven by lower volumes and higher distribution costs coupled with a significant increase in our marketing investments behind our growing global brands and on-trade programs.

China

Revenue grew by 7.8% in China driven by revenue per hl growth of 9.0% and a volume decline of 1.1%. The volume decline was primarily caused by the timing of the Chinese New Year, which fell earlier this year than in the prior year, resulting in a shift from 1Q19 into 4Q18. We continue to drive healthy brand mix and ongoing premiumization, which led to strong revenue per hl growth.

Budweiser continues to perform very well with mid-single digit volume growth supported by the successful Chinese New Year activation and the launch of the new global “Be A King” campaign. Our super premium portfolio grew volumes by double digits, with particularly strong performances of Corona, Franziskaner and Hoegaarden. In the core plus segment, we launched Harbin Crystal, an easy drinking lager that encourages our younger LDA consumers to trade up by activating key cultural passion points. Our e-commerce business also continues to increase relevance with continued double digit volume growth.

EBITDA grew by 18.8% with margin expansion of 367 bps as a result of strong revenue growth, premiumization and improved cost efficiency.

Highlights from our other markets

Canada top-line declined by low single digits in 1Q19, driven primarily by a weaker beer industry and our share performance within the value segment, partially offset by the continued success of our trade-up strategy. Our High End Company in Canada is growing ahead of the industry, led by the double digit volume growth of our premium import brands. Our focus core and core plus brands also delivered strong results once again, with Bud Light continuing its share gains and Michelob Ultra remaining the fastest growing brand in the quarter.

In Peru, we grew volumes by low single digits and revenue by high single digits in 1Q19, supported by revenue management initiatives and positive brand mix from the ongoing growth of our global brands. In Ecuador, we grew revenue slightly despite a low single digit volume decline driven by a challenging macroeconomic environment. We gained an estimated 120 bps of share of total alcohol in the quarter, led by the continued growth of our global brands and a successful affordability strategy.

In Argentina, we continue to face a very difficult macroeconomic environment placing significant pressure on consumers, which led to a mid-teens volume decline in 1Q19, while revenues grew due to our revenue

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management initiatives. We remain confident in the underlying strength of our brands and are focused on offering a diverse portfolio to meet a variety of consumer needs across different occasions. Our premium brands, led by Stella Artois, Corona and Patagonia, performed well and are gaining share within the growing premium segment. We remain very excited to have Budweiser back and are refining our strategies to strengthen the brand’s performance now that it is part of our portfolio. Given the challenging consumer environment, we have launched new affordable returnable packs for our core brands, Quilmes and Brahma, offering consumers accessible choices during the macroeconomic downturn.

Within EMEA, Europe grew revenue by mid-single digits and delivered mid-single digit, broad-based volume growth and market share gains in the majority of markets in which we operate. The UK continues to deliver volume growth and market share gains, with both Budweiser and Bud Light growing double digits. The launch of Budweiser has strengthened our portfolio in France, where we continue to gain market share with volume growth of mid-single digits. Additionally, Belgium grew volumes mid-single digits underpinned by gains both in on and off-premise. Across Africa excluding South Africa, we had continued volume growth in all of our markets except Mozambique, due to the devastating effects of a severe cyclone, and Tanzania, due to the later timing of the Easter holiday. Nigeria continues to lead the way with revenue per hl expansion and continued double digit volume growth fueled by the core portfolio as well as Budweiser in the premium segment.

In Australia, a low single digit revenue decline was driven by lower volumes due to the later timing of the Easter holiday as well as a softer industry performance amidst declining consumer confidence. Segment mix shift to easy drinking and premium products continues, with our Great Northern franchise as well as our craft portfolio of 4 Pines and Pirate Life delivering double digit volume growth. Corona saw continued volume growth underpinned by stronger brand health metrics.

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated income statement (million USD)
	1Q18	1Q18	1Q19	Organic
	Restated	Reference Base		growth
Revenue	13 095	13 090	12 589	5.9%
Cost of sales	-5 002	-5 004	-4 875	-6.0%
Gross profit	8 094	8 086	7 714	5.8%
SG&A	-4 320	-4 318	-4 036	-2.5%
Other operating income/(expenses)	186	186	160	-5.9%
Normalized profit from operations (normalized EBIT)	3 960	3 955	3 838	8.9%
Non-recurring items above EBIT	-96		-45
Net finance income/(cost)	-1 577		-363
Non-recurring net finance income/(cost)	-330		1 122
Share of results of associates	57		53
Income tax expense	-666		-723
Profit	1 346		3 882
Profit attributable to non-controlling interest	327		311
Profit attributable to equity holders of AB InBev	1 019		3 571

Normalized EBITDA	5 126	5 120	4 989	8.2%
Normalized profit attributable to equity holders of AB InBev	1 443		2 516

Non-recurring items above EBIT

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Brussels / 07 May 2019 / 7.00am CET

Figure 4. Non-recurring items above EBIT (million USD)
	1Q18	1Q19
Restructuring	-54	-28
Acquisition costs / Business combinations	-15	-7
Business and asset disposal (including impairment losses)	-27	-10
Impact on profit from operations	-96	-45

Normalized profit from operations excludes negative non-recurring items of 45 million USD in 1Q19, primarily related to the one-off costs linked to the SAB integration.

Net finance income/(cost)

Figure 5. Net finance income/(cost) (million USD)
	1Q18 Restated	1Q19
Net interest expense	-969	-973
Net interest on net defined benefit liabilities	-24	-25
Accretion expense	-111	-144
Mark-to-market	-242	951
Other financial results	-231	-172
Net finance income/(cost)	-1 577	-363

Net finance cost was positively impacted by the mark-to-market gains on the hedging of our share-based payment programs. The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 6 below.

Figure 6. Share-based payment hedge
	1Q18	1Q19
Share price at the start of the period (Euro)	93.13	57.70
Share price at the end of the period (Euro)	89.28	74.76
Number of equity derivative instruments at the end of the period (millions)	46.9	46.9

Non-recurring net finance income/(cost)

Figure 7. Non-recurring net finance income/(cost) (million USD)
	1Q18	1Q19
Mark-to-market (Grupo Modelo deferred share instrument)	-117	468
Other mark-to-market	-114	455
Early termination fee of Bonds and Other	-98	199
Non-recurring net finance income/(cost)	-330	1 122

Non-recurring net finance income includes mark-to-market gains on derivative instruments entered into to hedge the shares issued in relation to the Grupo Modelo and SAB combinations.

The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 8, together with the opening and closing share prices.

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Brussels / 07 May 2019 / 7.00am CET

Figure 8. Non-recurring equity derivative instruments
	1Q18	1Q19
Share price at the start of the period (Euro)	93.13	57.70
Share price at the end of the period (Euro)	89.28	74.76
Number of equity derivative instruments at the end of the period (millions)	45.5	45.5
Income tax expense
Figure 9. Income tax expense (million USD)
	1Q18 Restated	1Q19
Income tax expense	666	723
Effective tax rate	34.1%	15.9%
Normalized effective tax rate	28.0%	20.1%
Normalized effective tax rate before MTM	25.4%	27.7%

The increase in our normalized ETR excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs is primarily driven by country mix.

Profit, Normalized Profit and Underlying Profit

Figure 10. Normalized Profit attribution to equity holders of AB InBev (million USD)
	1Q18 Restated	1Q19
Profit attributable to equity holders of AB InBev	1 019	3 571
Non-recurring items, before taxes	96	45
Non-recurring finance (income)/cost, before taxes	330	-1 122
Non-recurring taxes	-2	24
Non-recurring non-controlling interest	-1	-2
Normalized profit attributable to equity holders of AB InBev	1 443	2 516
Underlying profit attributable to equity holders of AB InBev	1 685	1 572

Normalized profit attributable to equity holders of AB InBev was higher mainly due to lower net finance costs as a result of the positive impact of mark-to-market gains on the hedging of our share-based payment programs. Underlying profit attributable to equity holders of AB InBev decreased from 1 685 million USD in 1Q18 to 1 572 million USD in 1Q19 as our strong performance was more than offset by the negative impact of unfavorable currency translation effects.

Basic, Normalized and Underlying EPS

Figure 11. Earnings per share (USD)
	1Q18 Restated	1Q19
Basic earnings per share	0.52	1.80
Non-recurring items, before taxes	0.05	0.02
Non-recurring finance (income)/cost, before taxes	0.17	-0.57
Non-recurring taxes	-	0.01
Normalized earnings per share	0.73	1.27
Underlying earnings per share	0.85	0.79

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Figure 12. Key components - Normalized Earnings per share in USD
	1Q18 Restated	1Q19
Normalized EBIT before hyperinflation	2.01	1.96
Hyperinflation impacts in normalized EBIT	-	-0.02
Normalized EBIT	2.01	1.94
Mark-to-market (share-based payment programs)	-0.12	0.48
Net finance cost	-0.68	-0.66
Income tax expense	-0.34	-0.36
Associates & non-controlling interest	-0.14	-0.13
Normalized EPS	0.73	1.27
Mark-to-market (share-based payment programs)	0.12	-0.48
Hyperinflation impacts in EPS	-	-
Normalized EPS before MTM and hyperinflation	0.85	0.79

Adoption of hyperinflation accounting in Argentina

After reaching a three-year cumulative inflation rate greater than 100%, we are reporting the results from Argentina applying hyperinflation accounting, starting from the 3Q18 results release in which we accounted for the hyperinflation impact for the first nine months of 2018.

We have updated the 2018 Reference Base (up to Normalized EBIT) for the impact of hyperinflation accounting in Argentina as if we had applied hyperinflation accounting as of 1 January 2018.

The impact of hyperinflation in 1Q18 and 1Q19 on our Revenue and Normalized EBITDA were as follows:

Figure 13. Impact of hyperinflation
Revenue	1Q18 Reference Base	1Q19
Indexation(1)	14	14
Currency(2)	-19	-47
Total impact	-5	-33

Normalized EBITDA	1Q18 Reference Base	1Q19
Indexation(1)	4	4
Currency(2)	-8	-7
Total impact	-4	-23

USDARS average rate	19.4854	37.9659
USDARS closing rate	20.1435	43.3528

(1) Indexation calculated at closing rate

(2) Currency impact from hyperinflation calculated as the difference between converting the Argentinean peso (ARS)

reported amounts at the closing exchange rate compared to the average exchange rate of each period

Furthermore, IAS 29 requires us to restate the non-monetary assets and liabilities stated at historical cost on the balance sheet of our operations in hyperinflation economies using inflation indices and to report the resulting hyperinflation through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line and report deferred taxes on such adjustments, when applicable.

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In 1Q19 we reported 25 million USD monetary adjustment in the finance line, resulting in a negative impact on the profit attributable to equity holders of AB InBev of 4 million USD. There was no impact on normalized EPS.

The 2018 Restated financials that consider the new rules on lease accounting were not restated for hyperinflation accounting for the periods ending 31 March 2018 and 30 June 2018. As a consequence, the 1Q18 Restated results do not include any impact of hyperinflation accounting. Please refer to the 1Q18 Reference Base for the results including the impact of hyperinflation accounting as well as the new rules on lease accounting for results up to Normalized EBIT.

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 14. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	1Q18 Restated	1Q18 Reference Base	1Q19
Profit attributable to equity holders of AB InBev	1 019		3 571
Non-controlling interests	327		311
Profit	1 346		3 882
Income tax expense	666		723
Share of result of associates	-57		-53
Net finance (income)/cost	1 577		363
Non-recurring net finance (income)/cost	330		-1 122
Non-recurring items above EBIT (incl. non-recurring impairment)	96		45
Normalized EBIT	3 960	3 955	3 838
Depreciation, amortization and impairment	1 166	1 165	1 151
Normalized EBITDA	5 126	5 120	4 989

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (ii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

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NOTES

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

AB InBev has restated its 2018 results considering the new IFRS rules on lease accounting as if the company had applied the new standard as of 1 January 2018 and the new company organizational structure effective 1 January 2019 in line with IFRS rules. This presentation is referred to as “2018 Restated”.

AB InBev has updated its 2018 segment reporting for purposes of result announcement. This presentation, referred to as the “2018 Reference Base”, includes, for comparative purposes and to facilitate the understanding of AB InBev’s underlying performance, (i) the new company organizational structure effective 1 January 2019 (ii) the impact of hyperinflation accounting for the Argentinean operations as if the company had applied hyperinflation accounting as of 1 January 2018 and (iii) restated results considering the new IFRS rules on lease accounting as if the company had applied the new standard as of 1 January 2018.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year. References to the High End Company refer to a business unit made up of a portfolio of global, specialty and craft brands across 22 countries.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. On 30 March 2018 the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses was completed. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of this transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method, as of that date. Values in the figures and annexes may not add up, due to rounding.

1Q19 EPS is based upon a weighted average of 1 979 million shares compared to a weighted average of 1 974 million shares for 1Q18.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with ABI SAB Group Holdings Limited and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with ABI SAB Group Holdings Limited, the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 22 March 2019. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The first quarter 2019 (1Q19) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 7, 9, 10 and 14 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the three months ended 31 March 2019, which have been reviewed by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL in accordance with the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union. Financial data included in Figures 6, 8 and 11 to 13 have been extracted from the underlying accounting records as of and for the three months ended 31 March 2019 (except for the volume information).

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CONFERENCE CALL AND WEBCAST

Investor Conference call and webcast on Tuesday, May 7, 2019:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode):

AB InBev 1Q19 Results Webcast

Conference call (with interactive Q&A):

AB InBev 1Q19 Conference Call (with interactive Q&A)

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 573 9289
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Mariusz Jamka	Ingvild Van Lysebetten
Tel: +32 16 276 888	Tel: +32 16 276 608
E-mail: mariusz.jamka@ab-inbev.com	E-mail: Ingvild.vanlysebetten@ab-inbev.com

Jency John
Tel: +1 646 746 9673
E-mail: jency.john@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175,000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion USD (excluding JVs and associates).

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Annex 1
AB InBev Worldwide	1Q18 Reference Base	Scope	Currency Translation	Organic Growth	1Q19	Organic Growth
Total volumes (thousand hls)	134 831	-3 045	-	1 676	133 462	1.3%
of which AB InBev own beer	118 351	-2 519	-	1 184	117 016	1.0%
Revenue	13 090	-161	-1 100	759	12 589	5.9%
Cost of sales	-5 004	47	380	-298	-4 875	-6.0%
Gross profit	8 086	-113	-721	462	7 714	5.8%
SG&A	-4 318	52	336	-105	-4 036	-2.5%
Other operating income/(expenses)	186	-5	-11	-11	160	-5.9%
Normalized EBIT	3 955	-67	-396	347	3 838	8.9%
Normalized EBITDA	5 120	-38	-510	416	4 989	8.2%
Normalized EBITDA margin	39.1%				39.6%	86 bps

North America	1Q18 Reference Base	Scope	Currency Translation	Organic Growth	1Q19	Organic Growth
Total volumes (thousand hls)	24 814	-	-	-292	24 522	-1.2%
Revenue	3 460	-	-20	39	3 478	1.1%
Cost of sales	-1 298	-1	6	-32	-1 326	-2.5%
Gross profit	2 161	-1	-14	7	2 152	0.3%
SG&A	-1 049	-	9	29	-1 011	2.8%
Other operating income/(expenses)	1	-	-	12	13	-
Normalized EBIT	1 112	-1	-5	48	1 153	4.3%
Normalized EBITDA	1 322	-1	-6	33	1 347	2.5%
Normalized EBITDA margin	38.2%				38.7%	51 bps

Middle Americas	1Q18 Reference Base	Scope	Currency Translation	Organic Growth	1Q19	Organic Growth
Total volumes (thousand hls)	30 738	-54	-	-171	30 513	-0.6%
Revenue	2 705	-28	-91	125	2 711	4.7%
Cost of sales	-811	-22	27	-18	-824	-2.2%
Gross profit	1 894	-50	-64	107	1 887	5.8%
SG&A	-798	8	24	19	-747	2.4%
Other operating income/(expenses)	6	2	-	-	7	-3.9%
Normalized EBIT	1 102	-40	-39	125	1 148	11.8%
Normalized EBITDA	1 294	-25	-46	144	1 366	11.3%
Normalized EBITDA margin	47.8%				50.4%	302 bps

South America	1Q18 Reference Base	Scope	Currency Translation	Organic Growth	1Q19	Organic Growth
Total volumes (thousand hls)	34 088	167	-	2 013	36 268	5.9%
Revenue	2 861	10	-704	452	2 618	15.9%
Cost of sales	-1 082	-9	226	-173	-1 039	-15.9%
Gross profit	1 778	1	-478	279	1 579	15.8%
SG&A	-868	-7	199	-57	-734	-6.6%
Other operating income/(expenses)	82	-2	-9	-10	61	-12.5%
Normalized EBIT	992	-8	-288	212	907	21.7%
Normalized EBITDA	1 257	15	-358	223	1 137	17.6%
Normalized EBITDA margin	44.0%				43.4%	68 bps

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EMEA	1Q18 Reference Base	Scope	Currency Translation	Organic Growth	1Q19	Organic Growth
Total volumes (thousand hls)	20 549	-2 812	-	419	18 156	2.4%
of which AB InBev own beer	19 051	-2 314	-	403	17 140	2.4%
Revenue	1 919	-137	-151	42	1 673	2.4%
Cost of sales	-834	80	62	-35	-727	-4.7%
Gross profit	1 085	-57	-89	7	946	0.7%
SG&A	-722	53	56	-35	-648	-5.3%
Other operating income/(expenses)	49	-1	-3	-3	42	-6.7%
Normalized EBIT	412	-5	-36	-31	340	-7.7%
Normalized EBITDA	660	-19	-56	-17	569	-2.6%
Normalized EBITDA margin	34.4%				34.0%	-177 bps

Asia Pacific	1Q18 Reference Base	Scope	Currency Translation	Organic Growth	1Q19	Organic Growth
Total volumes (thousand hls)	24 296	-	-	-310	23 986	-1.3%
Revenue	2 040	-	-132	92	2 000	4.5%
Cost of sales	-870	-	55	-32	-848	-3.7%
Gross profit	1 170	-	-78	60	1 152	5.1%
SG&A	-622	-	38	-11	-595	-1.8%
Other operating income/(expenses)	41	-	-2	-11	28	-26.7%
Normalized EBIT	589	-	-42	38	586	6.4%
Normalized EBITDA	772	-	-54	72	790	9.4%
Normalized EBITDA margin	37.8%				39.5%	176 bps

Global Export and Holding Companies	1Q18 Reference Base	Scope	Currency Translation	Organic Growth	1Q19	Organic Growth
Total volumes (thousand hls)	346	-346	-	16	16	-
Revenue	106	-5	-2	10	109	12.2%
Cost of sales	-107	-	4	-8	-111	-8.6%
Gross profit	-1	-5	2	2	-2	40.0%
SG&A	-260	-2	10	-50	-303	-19.0%
Other operating income/(expenses)	8	-5	2	2	8	59.2%
Normalized EBIT	-253	-13	13	-45	-296	-16.8%
Normalized EBITDA	-184	-8	10	-38	-220	-20.0%

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